Mail Stop 3561

September 25, 2006

BY U.S. Mail and Facsimile

Mr. H. Melville Hope, III
  Chief Financial Officer
AFC ENTERPRISES, INC.
5555 Glenridge Connector, NE Suite 300
Atlanta, Georgia 30342

>   **Re: AFC Enterprises, Inc.**
>   **Form 10-K for Fiscal Year Ended December 25, 2005**
>   **Filed March 8, 2006**
>   **File No. 0-32369**

Dear Mr. Hope:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year December 25, 2005)

Management's Discussion and Analysis, page 22

Factors Affecting Comparability…Results of Operations: 2005, 2004, and 2003, page 24

1.   Refer to the second bullet. Supplementally explain to us in detail the substantial changes to your franchisee relationship that resulted in two of your variable interest entities ("VIE") being deconsolidated, and caused you to no longer be the primary beneficiary. Please also clarify that one of the VIE's was deconsolidated during fiscal 2004, subsequent to the adoption of FIN 46.

Contractual Obligations, page 35

2.   We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. H. Melville Hope, III

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Mr. Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

      Sincerely,

      David R. Humphrey
      Branch Chief